Exhibit 12
The Greenbrier Companies
Computation of Ratio of Earnings to Fixed Charges
(in thousands)

	Year ended August 31,					Nine Months
	2001	2002	2003	2004	2005	5/31/2005	5/31/2006

Earnings (loss) before income tax, minority interest and equity in unconsolidated subsidiaries	$8,523	$(47,230)	$10,758	$31,194	$50,000	32,391	$49,117
Interest expense	22,264	19,055	14,489	11,553	14,000	8,909	19,310
Estimated interest portion of rent expense	7,181	6,287	6,136	5,388	5,591	4,154	4,526

	$37,968	$(21,888)	$31,383	$48,135	$69,591	$45,454	$72,953

Fixed charges	$29,445	$25,342	$20,625	$16,941	$19,591	$13,063	$23,836

Ratio of earnings to fixed charges	1.29	(0.86)	1.52	2.84	3.55	3.48	3.06